
June 30, 2020

Rebecca Boyden
Deputy General Counsel, Corporate
Broadcom Inc.
1320 Ridder Park Drive
San Jose, CA 95131

      Re: Broadcom Inc.
          Registration Statement on Form S-4
          Filed June 26, 2020
          File No. 333-239489

Dear Ms. Boyden:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Anthony Richmond